Exhibit 99.1

LATAM adds a new freighter plane and increases destinations in Brazil and Colombia

●	Two domestic routes, in Brazil and Colombia, will begin operations during March, while LATAM Cargo received its 17th freighter aircraft, strengthening its global fleet.

●	Passenger traffic (measured in revenue passenger-kilometers - RPK) grew 28.6% compared to the same period in 2022, and operations measured in ASK (available seat-kilometers) increased by 25.3%.

March 13, 2023 - LATAM group delivered the news on its operation for the coming weeks, highlighting the following routes:

●	São Paulo/Guarulhos - Passo Fundo, operated by LATAM Airlines Brazil, with daily flights starting on March 28.

●	Bogota and Riohacha, operated by LATAM Airlines Colombia, with daily flights starting on March 28.

At the same time, LATAM Cargo received its 17th aircraft. It is a Boeing 767-300 converted from the passenger fleet and will reinforce its global fleet.

Operational statistics for February 2023

In February 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) grew 28.6% compared to the same period in 2022, and operations measured in ASK (available seat-kilometers) increased 25.3%. This implied that the load factor increased 2.1 percentage points, reaching 81.9%.

In cargo, the load factor was 52.8%, which corresponds to a decrease of 8.7 percentage points in relation to February 2022.

NVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations	1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

The following table summarizes the operational statistics for the month and the accumulated to date for the main business units in LATAM:

	February				Year to Date
LATAM AIRLINES OPERATIONS	2023	2022	% Change		2023	2022	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,278	6,437	28.6%		17,697	13,975	26.6%
DOMESTIC SSC (1)	1,535	1,588	-3.3%		3,217	3,301	-2.6%
DOMESTIC BRAZIL (2)	2,668	2,288	16.6%		5,995	5,251	14.2%
INTERNATIONAL (3)	4,075	2,561	59.1%		8,485	5,423	56.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,105	8,063	25.3%		21,714	17,434	24.6%
DOMESTIC SSC (1)	1,840	1,930	-4.7%		3,910	4,060	-3.7%
DOMESTIC BRAZIL (2)	3,430	2,817	21.7%		7,552	6,345	19.0%
INTERNATIONAL (3)	4,835	3,315	45.8%		10,251	7,028	45.9%

PASSENGER LOAD FACTOR
SYSTEM	81.9%	79.8%	2.1	pp	81.5%	80.2%	1.3	pp
DOMESTIC SSC (1)	83.4%	82.3%	1.1	pp	82.3%	81.3%	1.0	pp
DOMESTIC BRAZIL (2)	77.8%	81.2%	-3.4	pp	79.4%	82.8%	-3.4	pp
INTERNATIONAL (3)	84.3%	77.2%	7.0	pp	82.8%	77.2%	5.6	pp

PASSENGER BOARDED (thousand)
SYSTEM	5,216	4,381	19.1%		11,200	9,584	16.9%
DOMESTIC SSC (1)	1,950	1,927	1.2%		4,081	4,067	0.3%
DOMESTIC BRAZIL (2)	2,337	1,931	21.0%		5,184	4,422	17.2%
INTERNATIONAL (3)	930	524	77.4%		1,935	1,094	76.9%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	282	276	2.3%		585	543	7.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	535	448	19.3%		1,128	947	19.1%

CARGO LOAD FACTOR
SYSTEM	52.8%	61.5%	-8.7	pp	51.9%	57.3%	-5.4	pp

NVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations	2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 17 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

NVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations	3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net